02052709

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Haley Industries Limited
(Name of Subject Company)

Haley Industries Limited
(Translation of Subject Company's Name into English (if applicable))

Province of Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Magellan Aerospace Limited
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

405620
(CUSIP Number of Class of Securities (if applicable))

Haley Industries Limited
634 Magnesium Road,
Haley, Ontario
K0J 1Y0 Canada
(613) 432-8841
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Company)

July 16, 2002 and Extended on August 21, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. **Home Jurisdiction Documents**

*Offer and Circular
*Letter of Transmittal
*Notice of Guaranteed Delivery
Notice of Variation and Extension

Item 2. **Informational Legends**

See cover page of the Offer and Circular dated July 16, 2002 and the Notice of Variation and Extension dated August 21, 2002.

*previously furnished

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Magellan Aerospace Limited concurrently with the Form CB dated July 17, 2002.

PART IV

After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Form CB is true, complete and correct.

MAGELLAN AEROSPCE LIMITED

Dated: August ___, 2002

Name: John Dekker
Title: Vice President Finance and Secretary

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about any of the securities offered hereunder and it is an offence to claim otherwise.

August 21, 2002

NOTICE OF VARIATION AND EXTENSION

by

MAGELLAN AEROSPACE LIMITED

an indirect wholly-owned subsidiary of

MAGELLAN AEROSPACE CORPORATION

of its

OFFER TO PURCHASE

all of the Common Shares

of

HALEY INDUSTRIES LIMITED

on the basis of the increased share consideration of 0.45 of a Common Share of Magellan Aerospace Corporation or increased cash consideration of $2.16 cash for each Common Share

This notice of variation and extension varies and supplements the offer dated July 16, 2002 (the "Offer") by Magellan Aerospace Limited (the "Offeror"), an indirect wholly-owned subsidiary of Magellan Aerospace Corporation ("MAC"), to purchase all of the outstanding common shares (the "Haley Shares") of Haley Industries Limited ("Haley").

The Offer, as amended in accordance with this Notice, will be open for acceptance until 5:00 p.m. (Toronto time) on September 3, 2002, unless further extended or withdrawn.

Holders of Haley Shares who wish to accept the Offer must properly complete and execute the Letter of Transmittal provided with the Offer or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their Haley Shares at one of the offices of Computershare Trust Company of Canada (the "Depositary") shown in the Letter of Transmittal and on the last page of this document, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of Haley Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance".

Questions and requests for assistance may be directed to the Depositary and CIBC World Markets Inc. (the "Soliciting Dealer"). Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery, as well as documents incorporated by reference herein, may be obtained upon request without charge from those persons at their respective offices shown in the Letter of Transmittal and on the last page of this document. Persons whose Haley Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Haley Shares.

The Soliciting Dealer for the Offer is:

CIBC World Markets Inc.

BCE Place
161 Bay Street, P.O. Box 500
Toronto, Ontario
M5J 2S8

Telephone No.: (416) 956-6664
Facsimile No.: (416) 594-8176

NOTICE OF VARIATION AND EXTENSION

TO: SHAREHOLDERS OF HALEY INDUSTRIES LIMITED

This Notice of Variation and Extension (the "Notice") varies and supplements the Offer to Purchase (the "Offer") and the accompanying Circular dated July 16, 2002 of the Offeror pursuant to which the Offeror is offering to purchase all of the issued and outstanding common shares ("Haley Shares") of Haley Industries Limited ("Haley"), including Haley Shares which may become outstanding on the exercise of options to acquire Haley Shares on the terms and conditions set forth in the Offer, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery.

Except as otherwise set forth in this Notice, the terms and conditions contained in the Offer continue to be applicable in all respects and this Notice should be read in conjunction therewith. In this Notice, unless the context or subject matter is inconsistent therewith, terms used shall have the same meaning as in the Offer and the Circular.

1. Recent Developments

On August 21, 2002, Magellan announced that 7,626,656 Haley Shares representing approximately 72% of the issued Haley Shares had been deposited to the Offer.

2. Increase in Consideration

The Offeror has varied the Offer by increasing the share consideration offered for the Haley Shares from 0.425 of a Magellan Share to 0.45 of a Magellan Share for each Haley Share and increasing the cash consideration from $2.15 for each Haley Shares to $2.16 for each Haley Share. Accordingly, the consideration under the Offer is 0.45 of a common share of Magellan or $2.16 in cash for each Haley Share, at the election of each Shareholder.

The Offeror has waived its rights to rely upon elections regarding the consideration chosen by Shareholders depositing Haley Shares to the Offer, which were required to be made as a term of the Offer by 5:00 p.m. (Toronto time) on August 21, 2002. Shareholders who have previously deposited Haley Shares to the Offer ("Depositing Shareholders") who wish to change their election will be entitled to do so prior to the Expiry Time by following the procedures set forth below under the heading "Variation in the Election Procedure for Depositing Shareholders". Depositing Shareholders who do not change their election will receive the consideration allocable to the cash consideration or share consideration as previously elected by such Shareholders for each Haley Share deposited.

3. Variation in the Election Procedure for Depositing Shareholders

As the Offeror has varied both the share and cash consideration payable under the Offer, in order to treat all Shareholders equally, all Depositing Shareholders will have the opportunity to evaluate the increased consideration and, if they wish to, change their election. In order to change their election, Depositing Shareholders should complete an additional Letter of Transmittal, which can be obtained free of charge from the Depositary or a copy of which can be found at www.sedar.com, and choose the desired election. Such Depositing Shareholders are requested to deliver a cover letter or notice indicating that the Letter of Transmittal relates to a change in election of previously deposited Haley Shares. These completed Letters of Transmittal should be deposited with the Depositary in the manner set forth therein prior to the Expiry Time. The certificates representing the Haley Shares that have been previously deposited will remain on deposit with the Depositary.

Shareholders who have not previously deposited Haley Shares, should follow the procedures set forth in the Letter of Transmittal, including the deposit of the certificates representing their Haley Shares with a duly completed Letter of Transmittal.

Holders of Haley Shares with any questions about the election, should consult their investment dealer, stock broker, bank manager or other professional advisor.

4. Extension of the Offer

Due to the variation of the Offer, the Offeror has extended the time during which the Offer is open for acceptance from 5:00 p.m. (Toronto time) on August 21, 2002 to 5:00 p.m. (Toronto time) on September 3, 2002, unless withdrawn or extended. Accordingly, the Expiry Time shall be 5:00 p.m. (Toronto time) on September 3, 2002, or such later time and date or times and dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer".

5. Capitalization of Magellan

As a result of the increase in the consideration being offered to the Shareholders pursuant to the Offer, revisions to the capitalization of Magellan information contained in the Offer have been made. Accordingly, the following table sets forth the capitalization of Magellan as at December 31, 2001 and as at June 30, 2002, before and after giving effect to the completion of the Offer and the acquisition of Haley, the details of which acquisition are set forth in the Circular.

($ thousands)	Authorized	As at December 31, 2001 (audited)	As at June 30, 2002 (unaudited)	As at June 30, 2002 after giving effect to the Offer [4] (unaudited)
Long-Term Debt				
Long-term Debt [1]		$ 143,348	$ 147,556	$ 151,796
Share Capital [3]				
Common Shares [2]	Unlimited	$ 147,350 (66,003,294 shares)	$ 147,986 (66,173,311 shares)	$ 159,431 (68,374,329 shares)

Notes:

(1) As at December 31, 2001, Magellan's long-term debt was $143,348,000 including a current portion of $41,108,000. As at June 30, 2002, Magellan's long-term debt was $147,556,000 including a current portion of $9,301,000. For details as at December 31, 2001, see Note 5 to the audited financial statements of Magellan for the year ended December 31, 2001 Magellan has a banking facility with a syndicate of three Canadian chartered banks and one U.S. bank. The banking facility provides a Cdn $40,000,000 and a US $40,000,000 revolving operating facility and as well as Cdn $50,000,000 and US $60,000,000 three year reducing revolving term loans. Both the revolving loans and the term bank loans bear interest at bankers' acceptance or LIBOR rates, plus 1.25% to 2.25%. A fixed and floating charge debenture on certain of Magellan's assets is pledged as collateral for the revolving loans and term bank loans.

(2) As at June 30, 2002, Magellan had outstanding to officers and employees options to purchase an aggregate of 2,703,400 Common Shares.

(3) The retained earnings of Magellan as at December 31, 2001 were $166,700,000 (June 30, 2002 - $174,214,000) and shareholders' equity was $318,561,000 (June 30, 2002 - $318,283,000). After giving effect the successful completion of the Offer, shareholders' equity of Magellan as at June 30, 2002 would be $329,728,000.

(4) Assumes that Amcan elects to receive cash consideration for its Haley Shares and all other Depositing Shareholders elect to receive Magellan Shares. In addition, in this event, Magellan's operating facility would be drawn down by an additional $21,756,000. In the event that all Depositing Shareholders elect to receive cash, the amount of long-term debt, share capital and the number of issued and outstanding common shares would be $151,796,00, $147,986,000 and 66,173,311 shares, respectively, and Magellan's operating facility would be drawn down by an additional $32,321,000.

6. Rights of Withdrawal

Any Haley Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholders (unless otherwise required or permitted by applicable law):

(a) at any time prior to 5:00 p.m. (Toronto time) on September 3, 2002;

(b) at any time before the Haley Shares are taken up by MAL; and

(c) at any time if MAL has not paid for the Haley Shares within three (3) Business Days after taking them up.

The rights of withdrawal set forth above are available to all Depositing Shareholders. Shareholders will otherwise have the right to withdraw Haley Shares under the circumstances and in the manner described in section 7 of the Offer, "Withdrawal of Deposited Haley Shares".

7. Amendments to Offer and Letters of Transmittal

The Offer and the Letter of Transmittal are hereby amended to reflect the amendments contemplated by this Notice.

8. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

9. **Approval and Certification**

The contents of this Notice, the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of both Magellan Aerospace Limited and Magellan Aerospace Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

DATED at Toronto, Ontario, this 21st day of August, 2002.

On behalf of Magellan Aerospace Limited and Magellan Aerospace Corporation

(signed) *"N. Murray Edwards"*
Chairman and Chief Executive Officer

(signed) *"John B. Dekker"*
Vice-President, Finance

On behalf of the Board of Directors"

(signed) *"Richard A. Neill"*
Director

(signed) *"Larry G. Moeller"*
Director

The Depositary for the Offer is:

Computershare Trust Company of Canada

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

Or by Hand or by Courier:
9th Floor
100 University Avenue
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-663-9097
Telephone: (416) 981-9633
Email: caregistryinfo@computershare.com

The Soliciting Dealer for this Offer is:

CIBC World Markets Inc.

BCE Place
161 Bay Street
P.O. Box 500
Toronto, Ontario
M5J 2S8

Telephone No.: (416) 956-6664
Facsimile No.: (416) 594-8176

Any questions and requests for assistance may be directed by Shareholders to the Depositary and Soliciting Dealer at their respective telephone numbers and locations set out above.